Exhibit 12.1

Computation of Earnings to Fixed Charges

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2013(2)	2012(2)	2011(2)(3)
			(In thousands)
Earnings (loss) before income taxes	$15,526	$72,252	$(41,699)	$(50,214)	$(25,579)
Add:
Interest expense	3,729	1,851	213	40	16
Amortization of loan fees	235	523	109	—	—
Amortization of capitalized interest	—	—	—	—	—
Interest component of rental expense	693	2,708	1,985	1,915	1,926

Earnings as adjusted	$20,183	$77,334	$(39,392)	$(48,259)	$(23,637)

Fixed charges:

Interest expense	$3,729	$1,851	$213	$40	$16
Amortization of loan fees	235	523	109	—	—
Capitalized interest	—	—	—	—	—
Interest component of rental expense	693	2,708	1,985	1,915	1,926

Fixed charges	$4,657	$5,082	$2,307	$1,955	$1,942

Ratio of earnings to fixed charges(1)	4.33	15.22	—	—	—

Coverage deficiency	$—	$—	$41,699	$50,214	$25,579

(1)	Represents results of operations of the predecessor of our wholesale business for periods prior to October 15, 2014, the date we acquired the business from Western. As the acquisition represented the transfer of assets between entities under common control, the consolidated financial statements of us and our predecessor have been retrospectively adjusted to present results as if the wholesale assets have been owned by us historically.
(2)	Represents results of operations of our predecessor prior to October 16, 2013, the date of our initial public offering, and our historical results of operations thereafter. Prior to our initial public offering, our assets were operated as a part of the integrated operations of Western, and our predecessor recognized only the costs and did not record revenue associated with transportation, terminalling, or storage services provided to Western on an intercompany basis.
(3)	Earnings (loss) before income taxes and interest expense for the year ended December 31, 2011 have been adjusted to exclude interest expense of $9.8 million that Western historically allocated to the Wholesale segment.